02019799

AM 3-12-2002

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No: 8-017353

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Harris InvestorLine, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

303 W. Madison Suite 400
(No. and Street)

RECEIVED MAR 0 1 2002 143

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Smyth — (312) 893-7638
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers, LLP

1 N. Wacker	Chicago	IL	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

P

PROCESSED
APR 04 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

This report contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income (Loss)
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Borrowings Subordinated to Claims of General Creditors
	(g)	Computation of Net Capital Pursuant to Rule 15c3-1
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)
	(k)	A Reconciliation between the Audited and Unaudited Statements of Consolidated Financial Condition with respect to methods of Consolidation (see notes to the Consolidated Financial Statements)
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report (under separate cover)
	(n)	Independent auditors report on internal accounting control.
	(o)	Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures and Options accounts
	(p)	Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to the Commodity Exchange Act

STATE OF ILLINOIS)
COUNTY OF COOK) SS:

I, Michael J. Smyth, being duly authorized and sworn, affirm that I am an officer of Harris InvestorLine, Inc. and, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules of the Company for the year ended December 31, 2001 are true and correct. I further represent that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Michael J. Smyth
Chief Financial Officer

Subscribed and sworn to before me
this 27th day of February, 2002.

Notary Public

"OFFICIAL SEAL"
Roberta J. Bakken
Notary Public, State of Illinois
My Commission Expires July 14, 2003

Harris InvestorLine, Inc.

Table of Contents

	Page(s)
Report of Independent Accountants	1
Financial Statements:	
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3-8

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Board of Directors and Stockholder of
Harris InvestorLine, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Harris InvestorLine, Inc. (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2002

Harris InvestorLine, Inc.

Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 16,874,642
Cash and securities segregated for the exclusive benefit of customers	280,411,608
Receivable from broker-dealers and clearing organizations	2,653,999
Receivable from customers	143,307,273
Deferred tax asset	12,196,293
Equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,278,791	3,625,309
Accounts receivable and other assets	2,044,965
Total assets	$ 461,114,089

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 1,450,824
Payable to customers	412,614,846
Accounts payable and accrued expenses	5,244,868
Total liabilities	419,310,538
Liabilities subordinated to claims of general creditors	5,000,000
Commitments and contingencies (see Note 8)	-
Stockholder's equity:	
Common stock (Class A: 20,000 shares authorized, $0.10 par value, at stated value of zero, of which 13,426.1 are issued and outstanding; Class B: 2,000,000 shares authorized, $0.10 par value, of which 1,342,610 are issued and outstanding)	134,261
Additional paid-in capital	17,682,503
Retained earnings	18,986,787
Total stockholder's equity	36,803,551
Total liabilities and stockholder's equity	$ 461,114,089

The accompanying notes are an integral part of the statement of financial condition.

1. **Nature of Operations and Significant Accounting Policies**

Organization and Basis of Presentation

Harris InvestorLine, Inc. (the "Company") is a broker-dealer subject to regulation by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and is also a member of the Chicago Stock Exchange. The Company provides direct brokerage services to retail customers located primarily in the Western and Midwestern United States.

The Company is 100% owned by Bankmont Financial Corp. (the "Parent"), a holding company subsidiary of the Bank of Montreal (the "Ultimate Parent"), a Canadian bank.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Securities Segregated for the Exclusive Benefit of Customers

Cash and securities segregated for the exclusive benefit of customers consist primarily of securities purchased under agreements to resell (resale agreements). Resale agreements are recorded at their contractual amounts, are accounted for as collateralized financing transactions and have been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. It is the Company's policy to take possession of securities with a market value equaling the principal amount loaned plus accrued interest, in order to collateralize resale agreements. The Company monitors the market value of collateral daily with additional collateral obtained or refunded, as appropriate. At December 31, 2001, cash and securities segregated for the exclusive benefit of customers included $135 of cash and $280,411,473 of resale agreements.

Income Taxes

The Company is included in a consolidated federal income tax return which includes Bankmont and affiliates. Under the terms of a tax sharing agreement, the Company records provisions for income taxes as if it were a separate company.

Recognition of Revenues and Expenses

Customers' securities and options transactions are recorded on settlement date, with the related commission revenue and expenses recorded on trade date.

Depreciation and Amortization

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is three to seven years. Amortization is computed using the straight-line method over the lesser of the asset life or lease term.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company received collateral in the form of cash or other collateral. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded, as appropriate. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. There were no securities loaned outstanding at December 31, 2001.

2. Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate fair values. The carrying amount of subordinated liabilities closely approximates fair value based upon market rates of interest available to the Company.

3. Receivable From and Payable to Broker-Dealers and Clearing Organizations

The components of receivable from and payable to broker-dealers and clearing organizations at December 31, 2001 are:

Receivables:	
Fails to deliver	$ 283,469
Securities borrowed	923,500
Deposits with clearing organization	1,447,030
Total	$ 2,653,999
Payable:	
Fails to receive	$ 1,450,824
Total	$ 1,450,824

4. Accounts Receivable and Other Assets

Other assets include an exchange membership in the amount of $23,000 which is recorded at cost. Market value for this exchange membership was $65,000 at December 31, 2001.

5. Receivable From and Payable to Customers

Receivable from customers represents credit extended to customers and non-customers to purchase securities on margin. Receivable from customers is reported net of allowance for doubtful accounts, which totaled $58,375 at December 31, 2001.

Payable to customers represents free credit and other balances in customers accounts. The Company pays interest on free credit balances at a rate based on prevailing money market rates.

6. Bank Financing

The Company borrows monies from commercial banks for the purpose of extending margin credit to customers. The loans are payable on demand, bear interest at rates that approximate the banks' broker call rate and are collateralized by customers' margin securities, which have market values in excess of the bank loans. Borrowings available to the Company under these loans amount to $31 million. There were no borrowings outstanding at December 31, 2001.

7. Liabilities Subordinated to Claims of General Creditors

At December 31, 2001, liabilities subordinated to claims of general creditors consist of a $5,000,000 floating rate subordinated loan agreement with the Parent, due December 2, 2004. Interest on the subordinated loan is based on LIBOR plus a half basis point.

Subordinated borrowings are available in computing net capital. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, the loans may not be repaid.

8. Commitments and Contingencies

The Company leases office space and equipment under noncancelable operating lease agreements which expire at various dates through 2011. Certain of the leases contain renewal options and provisions for rent escalations based on increase in costs incurred by the lessor. Minimum required rental payments under these lease obligations, including taxes and operating expenses, are:

Years Ending December 31,

2002	$ 1,797,879
2003	1,655,238
2004	1,086,535
2005	921,385
2006	912,533
Thereafter	1,058,048
Total	$ 7,431,618

9. Income Taxes

In accordance with the tax sharing agreement, income taxes currently payable or receivable are paid to or received from the Parent.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2001 are presented below:

	2001
Gross deferred tax assets:	
Deferred employee compensation	$ 61,408
Allowance for losses	21,759
Employee benefit plans	32,220
Lease commitments	33,027
Amortizable goodwill	12,143,596
Gross deferred tax assets	12,292,010
Gross deferred tax liabilities:	
Depreciation and amortization	(95,717)
Gross deferred tax liabilities	(95,717)
Net deferred tax assets	$ 12,196,293

Management believes that it is more likely than not that the deferred tax assets will be fully realized; therefore, no valuation allowance has been recorded at December 31, 2001.

10. Related Parties

Cash and cash equivalents include cash balances of $12,356,385 maintained at Harris Trust and Savings Bank, an affiliate.

Substantially all of the Company's lending and financing transactions are entered into with the Parent or an affiliate of the Parent. Additionally, investment transactions segregated for the exclusive benefit of customers are conducted with subsidiaries of the Parent. As of December 31, 2001, such investments amounted to $280,411,473.

At December 31, 2001, the Company had money market funds held by an affiliate in the amount of $576,720. Miscellaneous receivables include $36,570 of commission receivable earned from the sale of money market fund shares to its customers.

The Company may enter into agreements with entities related through common ownership for various support services. As discussed in Note 6, the Company has subordinated loans from the Parent.

At December 31, 2001, accounts receivable and other assets includes $232,179 in miscellaneous receivables from an affiliate.

At December 31, 2001, accounts payable and accrued expenses includes $287,634 in amounts payable to affiliates for intercorporate service fees.

The Company transacts all of its resale agreements with an affiliate.

11. Employee Benefit Plan

The Company is one of the sponsors of various noncontributory defined pension plans of Bank of Montreal, in which the Company's employees are eligible to participate.

For those employees participating in retirement plans, all are included in a primary plan (the "primary plan"). The benefit formula for this plan is based upon length of service and an employee's highest qualifying compensation during five consecutive years of active employment.

The policy for the primary plan is to have the participating plan sponsors, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Security Act of 1974 ("ERISA"), without regard to prior years' contributions in excess of the minimum. At December 31, 2001, the total Bank of Montreal pension plan assets did not exceed the projected benefit obligations for services rendered.

The Company is also one of the sponsors of the Bank of Montreal post-retirement medical plan (the "plan"), which provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. The Company, in accordance with the policies of Bank of Montreal, has elected to defer its accumulated post retirement benefit obligation and amortize it on a straight-line basis over 20 years. At December 31, 2001, the unrecognized transition asset for all sponsors of the plan approximates $22.5 million.

12. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company engages in the execution, settlement and financing of securities transactions on behalf of its customers, which may expose the Company to certain off-balance-sheet risks in the event its customers do not fulfill their contractual obligations. In the normal course of business, customer securities transactions are settled three days after trade date. If customers do not meet their obligations, the Company is obligated to complete customer transactions with clearing organizations and other brokers and may incur losses.

The Company extends credit to its customers in the normal course of its margin lending activities. The receivables arising from the customer transactions executed by the Company on behalf of its customers are collateralized by securities in the customer accounts. It is the policy of the Company to monitor the market value of the collateral and the required margin levels daily. The Company requests additional collateral from customers when required.

The primary source of funding for the Company's margin lending activities is customer credit balances; however, from time to time, the Company's margin lending activities require the use of short-term bank borrowings, which require the Company to pledge margin securities as collateral. In the event margin securities pledged to banks were not returned, the Company would be obligated to repurchase those securities at prevailing market prices and could suffer losses in excess of the amounts due. The Company minimizes its credit risk by monitoring margin accounts and margin securities pledged as collateral on a daily basis.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on bank deposits.

13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital, which is the greater of $250,000 or 2% of aggregate debits. Net capital and the related net capital requirements may fluctuate on a daily basis. The Company had net capital of $24,665,504 which was $21,666,708 in excess of its minimum net capital requirements at December 31, 2001. The net capital rule may effectively restrict the payment of cash dividends.

14. Subsequent Event

Effective February 4, 2002, the Parent acquired another broker-dealer. The acquired broker-dealer will be merged into the Company later in the year at which time the Company will change its status from a self-clearing to a fully-disclosed broker-dealer.

Harris InvestorLine, Inc.

RECEIVED
MAR 0 1 2002
143
D.C.

Statement of Financial Condition

December 31, 2001

(Available for Public Inspection)